UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 2)*

AMERICAN TELECOM SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03015P101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03015P101
1	NAME OF REPORTING PERSON JACK SILVER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 665,831
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 665,831
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,831

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 03015P101
1	NAME OF REPORTING PERSON SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 665,831
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 665,831
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,831

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12	TYPE OF REPORTING PERSON EP

CUSIP No. 03015P101

Item 1.
(a)	Name of Issuer:

American Telecom Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2466 Peck Road
City of Industry, CA 90601

Item 2.

(a)	Name of Person Filing:

Jack Silver Sherleigh Associates Inc. Profit Sharing Plan

(b)	Address of Principal Business Office or, if none, Residence:

SIAR Capital LLC 660 Madison Avenue New York, NY 10021

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

03015P101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

CUSIP No. 03015P101

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) – (c)

As of the date hereof, Jack Silver beneficially owns 665,831 shares of Common Stock of American Telecom Services, Inc. (“Issuer”) representing 9.99% of the outstanding Common Stock, based on 6,502,740 shares of Common Stock outstanding, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2007. Such shares of Common Stock beneficially owned by Mr. Silver include (i) 503,600 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (ii) 123,529 shares of Common Stock issuable upon conversion of 210 shares of the Issuer’s 8% Series A Cumulative Convertible Preferred Stock held by Sherleigh Associates Inc. Profit Sharing Plan; and (iii) 339,412 shares of Common Stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Profit Sharing Plan, but excludes shares of Common Stock underlying such preferred stock and warrants to the extent following the conversion or exercise thereof Mr. Silver or his affiliates would be deemed to beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Issuer. Such shares of preferred stock and such warrants cannot be converted or exercised to the extent following the exercise thereof, the holder or its affiliates would beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Issuer.

Mr. Silver has the sole voting and dispositive power with respect to all 665,831 shares of Common Stock beneficially owned by him.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 03015P101

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name: Jack Silver
Title: Trustee